SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 11-K

                          ANNUAL REPORT
                  Pursuant to Section 15(d) of
               The Securities Exchange Act of 1934

        For the years ended December 31, 1997 and 1996
                  Commission File Number 1-4166

                      FRONTIER CORPORATION
                   BARGAINING UNIT EMPLOYEES'
                     RETIREMENT SAVINGS PLAN
                       (Full name of plan)

                      FRONTIER CORPORATION
                  (Name of issuer of securities
                   held pursuant to the plan)

                    180 South Clinton Avenue
                 Rochester, New York  14646-0700
            (Address of principal executive offices)

                      REQUIRED INFORMATION

      Index to Financial Statements and Schedules                  Page 1
      Report of Independent Accountants                            Page 2
      Statements of Net Assets Available for Benefits, with
       Fund Information at December 31, 1997 and 1996              Pages 3-4
      Statement of Changes in Net Assets Available for Benefits,
       with Fund Information for the Year Ended December 31, 1997  Page 5
      Notes to Financial Statements                                Pages 6-9
      Schedule of Assets Held for Investment                       Schedule I
      Schedule of Reportable Transactions                          Schedule II

The following exhibit is filed as part of this Report.

      Consent of Independent Accountants

Frontier Corporation
Bargaining Unit Employees' Retirement Savings Plan
Financial Statements
December 31, 1997 and 1996

Frontier Corporation
Bargaining Unit Employees' Retirement Savings Plan
INDEX TO FINANCIAL STATEMENTS                                    PAGE 1
-------------------------------------------------------------------------


Report of Independent Accountants                                Page 2


Statements of Net Assets Available for Benefits, with
 Fund Information at December 31, 1997 and 1996                  Pages 3 - 4


Statement of Changes in Net Assets Available for Benefits, with
 Fund Information for the Year Ended December 31, 1997           Page 5


Notes to Financial Statements                                    Pages 6 - 9


Line 27a - Schedule of Assets Held for Investment Purposes       Schedule I


Line 27d - Schedule of Reportable Transactions                   Schedule II

                Report of Independent Accountants


April 24, 1998

To the Participants and Administrator of the Frontier Corporation Bargaining Unit Employees'
Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits, with fund information and the related statement of changes in net assets available for benefits, with fund information present fairly, in all material respects, the net assets available for benefits of the Frontier Corporation Bargaining Unit Employees' Retirement
Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended
December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.
The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement
Income Security Act of 1974 ("ERISA"). The Fund Information in the statements of net assets available for benefits, with fund information and the statement of changes in net assets available for benefits, with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP
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FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES'RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
-----------------------------------------------------------------------------
PAGE 3                        Fund Information at December 31, 1997

                              Fund A     Fund B    Fund C      Fund D     Fund E
Assets
Investments, at fair value:
Registered investment companies -
 Putnam Income Fund           $1,727,633
 Putnam Global Growth Fund               $2,482,722
 Putnam Voyager Fund                                $5,683,257
 Putnam Fund for Growth
  and Income
 Putnam Asset Allocation Fund
  Balanced Portfolio
Common Trust -
 Putnam S & P 500 Index Fund                                              $3,686,369
Frontier Corporation
 Common Stock
Participant loans

Investments, at contract value:
Stable Value Fund                                              $7,052,908
                              ---------------------------------------------------------
 Total investments             1,727,633  2,482,722  5,683,257  7,052,908  3,686,369
                              ---------------------------------------------------------
Receivables:
Participants' contributions
Employer's contributions
  Total receivables
                             ----------------------------------------------------------
  Total assets                 1,727,633  2,482,722  5,683,257  7,052,908  3,686,369
                             ----------------------------------------------------------
Net assets available for
 benefits                     $1,727,633 $2,482,722 $5,683,257 $7,052,908 $3,686,369
                             ==========================================================

    The accompanying notes are an integral part of these financial statements.

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

FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES'RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

PAGE 3 CONT.

                                           Fund Information at December 31, 1997

                                                                              Participant
                                           Fund F      Fund G       Fund H    Loans        Other     Total
Assets
Investments, at fair value:
 Registered investment companies -
  Putnam Income Fund                                                                                 $1,727,633
  Putnam Global Growth Fund                                                                           2,482,722
  Putnam Voyager Fund                                                                                 5,683,257
  Putnam Fund for Growth
   and Income                                          $  74,266                                         74,266
  Putnam Asset Allocation Fund
   Balanced Portfolio                                              $ 110,032                            110,032
 Common Trust -
  Putnam S & P 500 Index Fund                                                                         3,686,369
 Frontier Corporation
  Common Stock                             $12,698,452                                               12,698,452
 Participant loans                                                           $1,432,420               1,432,420

Investments, at contract value:
 Stable Value Fund                                                                                    7,052,908
                                           --------------------------------------------------------------------
   Total investments                        12,698,452    74,266     110,032  1,432,420              34,948,059
                                           --------------------------------------------------------------------
Receivables:
 Participants' contributions                                                               $232,023     232,023
 Employer's contributions                                                                    79,138      79,138
                                                                                           --------------------
   Total receivables                                                                        311,161     311,161
                                           --------------------------------------------------------------------
   Total assets                             12,698,452    74,266    110,032   1,432,420     311,161  35,259,220
                                           --------------------------------------------------------------------
Net assets available for benefits          $12,698,452  $ 74,266   $110,032  $1,432,420    $311,161 $35,259,220
                                           ====================================================================

The accompanying notes are an integral part of these financial statements.

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

FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES'RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

PAGE 4

                                        Fund Information at December 31, 1996

                                        Fund A       Fund B        Fund C       Fund D       Fund E
Assets
Investments, at fair value:
 Registered investment companies -
  Putnam Income Fund                    $1,487,484
  Putnam Global Growth Fund                          $1,849,000
  Putnam Voyager Fund                                              $4,207,486
 Common Trust -
  Putnam S & P 500 Index Fund                                                                $2,176,036
 Frontier Corporation Common Stock
 Participant loans

Investments, at contract value:
 Stable Value Fund                                                              $6,617,654
-------------------------------------------------------------------------------------------------------
    Total investments                    1,487,484    1,849,000     4,207,486    6,617,654    2,176,036
--------------------------------------------------------------------------------------------------------

Receivables:
 Participants' contributions
 Employer's contributions
    Total receivables
-------------------------------------------------------------------------------------------------------
    Total assets                         1,487,484    1,849,000     4,207,486    6,617,654    2,176,036
-------------------------------------------------------------------------------------------------------
Net assets available for benefits       $1,487,484   $1,849,000    $4,207,486   $6,617,654   $2,176,036
=======================================================================================================

The accompanying notes are an integral part of these financial statements.

FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES'RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

PAGE 4 CONT.
                                        Fund Information at December 31, 1996


                                                      Participant
                                        Fund F           Loans          Other          Total
Assets
Investments, at fair value:
 Registered investment companies -
  Putnam Income Fund                                                               $ 1,487,484
  Putnam Global Growth Fund                                                          1,849,000
  Putnam Voyager Fund                                                                4,207,486
 Common Trust -
  Putnam S & P 500 Index Fund                                                        2,176,036
 Frontier Corporation Common Stock $ 9,192,876                                       9,192,876
 Participant loans                                   $ 1,105,515                     1,105,515

Investments, at contract value:
 Stable Value Fund                                                                   6,617,654
                               ---------------------------------------------------------------
    Total investments                9,192,876         1,105,515                    26,636,051
                               ---------------------------------------------------------------
Receivables:
 Participants' contributions                                     $  230,565            230,565
 Employer's contributions                                            91,705             91,705
                                                                 -----------------------------
    Total receivables                                               322,270            322,270
                               ---------------------------------------------------------------
    Total assets                     9,192,876         1,105,515    322,270         26,958,321
                               ---------------------------------------------------------------

Net assets available for benefits   $9,192,876        $1,105,515 $  322,270        $26,958,321
                               ===============================================================

The accompanying notes are an integral part of these financial statements.


FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES'RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

PAGE 5

                                             Fund Information for the Year Ended December 31, 1997

                                             Fund A        Fund B         Fund C       Fund D        Fund E
Additions
Additions to net assets attributed to:
 Investment income -
  Interest and dividends               $   108,412    $   449,057    $   339,921   $   429,789
  Realized gain (loss), net                  4,656         40,804        136,941                $   111,676
  Net appreciation
   (depreciation) in fair
    value of investments                    17,773       (233,918)       638,271                    701,176
   Participant loan interest income
  Other income
 Contributions -
  Participants' contributions              296,307        524,727        945,371       973,850      544,939
  Employer's contributions
                                      ---------------------------------------------------------------------
   Total additions                         427,148        780,670      2,060,504     1,403,639    1,357,791
                                      ---------------------------------------------------------------------
Deductions
Deductions from net assets
 attributed to:
 Benefits paid to participants              62,916        104,346        265,396       615,574      102,506
 Other expense                                 598            639          1,461         2,988          836
                                      ---------------------------------------------------------------------
   Total deductions                         63,514        104,985        266,857       618,562      103,342
                                      ---------------------------------------------------------------------
Net increase prior
 to fund transfers                         363,634        675,685      1,793,647       785,077    1,254,449
Interfund transfers, net                   (65,667)       (19,235)      (228,684)     (294,836)     331,122
Transfers to other plans                   (57,818)       (22,728)       (89,192)      (54,987)     (75,238)
                                      ---------------------------------------------------------------------
   Net increase (decrease)                 240,149        633,722      1,475,771       435,254    1,510,333
Net assets available for benefits:
 Beginning of year                       1,487,484      1,849,000      4,207,486     6,617,654    2,176,036
                                      ---------------------------------------------------------------------
 End of year                           $ 1,727,633    $ 2,482,722    $ 5,683,257   $ 7,052,908  $ 3,686,369
                                      =====================================================================

FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES'RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

PAGE 5 CONT.
                                        Fund Information at December 31, 1997                          Participant

                                            Fund F       Fund G       Fund H        Loans         Other       Total
Additions
Additions to net assets attributed to:
 Investment income -
  Interest and dividends                $   407,594  $     6,548   $    7,860                               $ 1,749,181
  Realized gain (loss), net                (136,807)                     (234)                                  157,036
  Net appreciation
   (depreciation) in fair
    value of investments                  1,222,836       (4,287)      (6,755)                                2,335,096
   Participant loan interest income                                             $    80,639                      80,639
  Other income                                4,785                                                               4,785
 Contributions -
  Participants' contributions               969,013        9,178        5,792                 $   232,023     4,501,200
  Employer's contributions                1,582,800                                                79,138     1,661,938
                                        -------------------------------------------------------------------------------
   Total additions                        4,050,221       11,439        6,663        80,639       311,161    10,489,875
                                        -------------------------------------------------------------------------------
Deductions
Deductions from net assets
 attributed to:
 Benefits paid to participants              411,856                     3,675        51,804                   1,618,073
 Other expense                                  586                                                               7,108
                                        -------------------------------------------------------------------------------
      Total deductions                      412,442                     3,675        51,804                   1,625,181
                                        -------------------------------------------------------------------------------
Net increase prior
 to fund transfers                        3,637,779       11,439        2,988        28,835       311,161     8,864,694
Interfund transfers, net                     99,050       62,827      107,044       330,649      (322,270)            -
Transfers to other plans                   (231,253)                                (32,579)                   (563,795)
                                        -------------------------------------------------------------------------------
   Net increase (decrease)                3,505,576       74,266      110,032       326,905       (11,109)    8,300,899
Net assets available for benefits:
 Beginning of year                        9,192,876                               1,105,515       322,270    26,958,321
                                        -------------------------------------------------------------------------------
 End of year                            $12,698,452  $    74,266  $   110,032   $ 1,432,420   $   311,161   $35,259,220
                                        ===============================================================================

1. Description of the Plan

   The Frontier Corporation Bargaining Unit Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established by the Board of Directors of Frontier Corporation (the "Company") effective March 1, 1994. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis. The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   During Plan year end December 31, 1997, the Plan document was amended to allow the Company's Employee Benefit Committee to transfer participant accounts from plans the participants are no longer eligible to participate in, to a substantially similar 401(k) plan sponsored by Frontier Corporation, or any corporation/business entity in which Frontier Corporation has a 50% or more ownership or profits interest. The transfers resulting from this amendment are reflected in the statement of changes in net assets available for benefits, with fund information as transfers to other plans.

   Participation
   -------------
   All bargaining unit employees covered by a collective bargaining agreement, except for temporary, summer and leased employees, are eligible to participate in the Plan upon employment date.

   Administration
   --------------
   The Plan is administered by the Company's Employee Benefit
   Committee whose members are appointed by the Company's Board of Directors. The Trustee of the Plan is Putnam Fiduciary
   Trust Company.

   Funding Policy
   --------------
   Upon enrollment in the Plan, a participant may direct contributions into any of eight investment options.

     Fund A - Putnam Income Fund - Funds are primarily invested in Corporate bonds and U.S. government and agency obligations.

     Fund B - Putnam Global Growth Fund - Funds are primarily invested in foreign and domestic common stocks.

     Fund C - Putnam Voyager Fund - Funds are invested in emerging growth companies and opportunity stocks.

     Fund D - Stable Value Fund - Funds are invested in an insurance company pooled separate account.

     Fund E - Putnam S & P 500 Index Fund - Funds are primarily invested in stocks that comprise the S & P 500 Index.

     Fund F - Frontier Corporation Common Stock Fund - Funds are invested in common stock of Frontier Corporation.

     Fund G - Putnam Fund for Growth and Income - Funds are primarily invested in common stocks.

     Fund H -  Putnam Asset Allocation Fund Balanced Portfolio -
               Funds are invested in stocks, bonds and money market instruments.

     The shares of stock in Fund F are qualified employer securities as defined by ERISA. Each individual's investment in this fund is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis. Therefore, the Plan does not record activity on a unit value basis.

   The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16%, subject to maximum contribution provisions imposed by the Internal Revenue Code under Section 401(k).

   Individual accounts which record the participants' contributions, the earnings on all contributions and the amount of the participant's interest in each fund are maintained for each participant. The participants' contributions during a month are allocated directly to their individual account when contributions are received by the Trustee. Participants have the option to invest their contributions in any of the funds and may change their allocation between funds at any time.

   Employer matching and non-matching contributions are made in accordance with each participating employer's bargaining unit agreement.

   Vesting
   -------
   Participants are immediately 100% vested in their voluntary contributions and actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. Participants should refer to their respective bargaining agreements for vesting requirements of employer contributions. Forfeited nonvested accounts are used to reduce future employer contributions.

   Payment of Benefits
   -------------------
   Payment of benefits generally begins upon termination of service and attaining normal retirement age (65). A participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years. However, a participant who has reached age 59 1/2, but who has not yet terminated employment may withdraw all or a portion of his or her vested accumulated account balance in accordance with the terms of the Plan.

   If upon termination of service, a participant does not attain normal retirement age and his or her vested account balance is greater than $3,500, he or she may elect to receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the Internal Revenue Code, or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance. If the vested account balance is less than $3,500, the balance must be cashed out as soon as administratively practicable.

   Individual Participant Loans
   ----------------------------
   Participant loans cannot exceed the lesser of 50% of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. The interest rate on loans is established based on the prime rate, under current plan provisions. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence. During the Plan year ended December 31, 1997, $835,067 in loans were disbursed and principal repayments of $504,418 were made.

   Plan Termination
   ----------------
   Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions and/or to terminate the Plan at any time. Upon termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

   The Plan is not a defined benefit plan and, accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty
   Corporation.

   The Plan's holdings of Frontier Corporation common stock, the Putnam Investment, Inc. common trust and the five Putnam
   Investment, Inc. registered investment company funds are party-in-interest investments.

2. Summary of Significant Accounting Policies

   The financial statements have been prepared on the accrual basis of accounting.

   Use of Estimates
   ----------------
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at year end and the reported investment income and expenses during the Plan year. Actual results could differ from those estimates.

   Contributions and Benefits Paid
   -------------------------------
   Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits to participants are recorded by the Plan when a request for disbursement is received from the employee.

   Participants may receive distributions in cash or in common stock of Frontier Corporation for amounts invested in Fund F.
   Purchases and sales of securities are recorded on the trade date.

   Administrative Expenses
   -----------------------
   Significant expenses associated with the Plan are paid by the Company.


   Valuation of Investment Assets
   ------------------------------
   The Plan's interest in registered investment companies, a common trust, and employer securities is stated at fair value, measured by the quoted market price. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Funds invested in the Stable Value Fund are stated at contract value, measured as cost plus earned interest income. Contract value approximates fair market value at December 31, 1997 and 1996.

3. Participant Accounts

   As of December 31, 1997 and 1996, the Plan held 527,728 and 406,317 shares of Frontier Corporation common stock at a fair market value of $12,698,452 and $9,192,876, respectively. Of these shares, 67,772 were contributed by the Company during the Plan year ended December 31, 1997, as the Company's matching contribution. During the Plan year ended December 31, 1997, 5,558 shares of Frontier Corporation common stock were distributed to participants.

4. Federal Income Tax Status

   The Plan Administrator has received a favorable determination letter from the Internal Revenue Service covering the Plan as amended through February 2, 1995 stating that the Plan, as designed, is a qualified plan in accordance with Section 401(a) of the Internal Revenue Code, and its corresponding trust is exempt from taxation under Section 501(a) of the Code. The Plan Administrator believes the Plan is being operated as designed and, therefore, maintains its tax-qualified status.

FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES'RETIREMENT SAVINGS PLAN
LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                 SCHEDULE I
-------------------------------------------------------------------------------------
                                                                          Current
                                                  Number                  value at
                                                  of                      December 31,
Description/Issuer                                shares  Cost            1997

Interests in Registered Investment Companies:
 * Putnam Income Fund                            242,986  $ 1,675,421     $ 1,727,633
 * Putnam Global Growth Fund                     249,269    2,576,424       2,482,722
 * Putnam Voyager Fund                           298,334    4,477,678       5,683,257
 * Putnam Growth and Income Fund                   3,801       78,553          74,266
 * Putnam Asset Allocation Fund Balanced Portfolio 9,886      116,787         110,032
                                                          ---------------------------
   Total interests in registered investment companies       8,924,863      10,077,910
                                                          ---------------------------
Common Trust:
 * Putnam S & P 500 Index Fund                   163,330    2,362,587       3,686,369
                                                          ---------------------------
Common Stock:
 * Frontier Corporation                          527,728   12,210,750      12,698,452
                                                          ---------------------------

Participant Loans:
 Participant loan accounts (rate 6.0% - 11.5%)
  (maturities range 1998 to 2009)                           1,432,420       1,432,420
                                                          ---------------------------
Insurance Company Pooled Separate Account:
 Stable Value Fund                                          7,052,908       7,052,908
                                                          ---------------------------
Total investments                                         $31,983,528     $34,948,059
                                                          ===========================
*DENOTES PARTY-IN-INTEREST

FRONTIER CORPORATION
BARGAINING UNIT EMPLOYEES'RETIREMENT SAVINGS PLAN
LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS                                                                   SCHEDULE II
-----------------------------------------------------------------------------------------------------------------------------
                                                                                    Expense              Current value
                                        Number                                      incurred              of asset on     Net
Identity of             Description       of      Purchase   Selling     Lease       with       Cost of  transaction     gain
party involved          of asset     transactions  price      price      rental   transaction     asset     date        (loss)
Series of Transactions:

Putnam Voyager Fund*    Registered
                        Investments      173     $1,922,332     N/A        N/A       N/A     $1,922,332  $1,922,332

Putnam Voyager Fund*    Registered
                        Investments      246         N/A     $1,221,774    N/A       N/A      1,084,833   1,221,774    $136,941

Stable Value Fund       Insurance
                        Company
                        Pooled
                        Separate
                        Account          263      2,282,654     N/A        N/A       N/A      2,282,654   2,282,654

Stable Value Fund       Insurance
                        Company
                        Pooled
                        Separate
                        Account          300         N/A      1,847,399    N/A       N/A      1,847,399   1,847,399

Frontier Corporation*   Common
                        Stock            193      4,341,869     N/A        N/A       N/A      4,341,869   4,341,869

Frontier Corporation*   Common
                        Stock            261         N/A      1,922,389    N/A       N/A      2,059,196   1,922,389    (136,807)

Putnam Global
 Growth Fund*           Registered
                        Investments      155      1,330,932     N/A        N/A       N/A      1,330,932   1,330,932

Putnam Global
 Growth Fund*           Registered
                        Investments      199         N/A        504,098    N/A       N/A        463,294     504,098      40,804

Putnam S & P 500
 Index Fund*            Common
                        Trust            171      1,258,595     N/A        N/A       N/A      1,258,595   1,258,595

Putnam S & P 500
 Index Fund*            Common
                        Trust            175         N/A        561,113    N/A       N/A        449,437     561,113     111,676

Plan Participants       Participant
                        Loans            168      1,022,689     N/A        N/A       N/A      1,022,689   1,022,689

Plan Participants       Participant
                        Loans             78         N/A        692,784    N/A       N/A        692,784     692,784

*DENOTES PARTY-IN-INTEREST

                        SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  FRONTIER CORPORATION
                                  BARGAINING UNIT EMPLOYEES'
                                  RETIREMENT SAVINGS PLAN


Date June 25, 1998                By: /s/ Martin T. McCue
                                     ------------------------
                                     Martin T. McCue
                                     Senior Vice President and
                                     General Counsel